UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-14662

(Check One):     ☐ Form 10-K     ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q    ☐ Form N-SAR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

RADVIEW SOFTWARE LTD.
Full Name of Registrant

Former Name if Applicable

14 Hamelacha Street, Park Afek Industrial Zone
Address of Principal Executive Office (Street and Number)

Rosh Ha’ayin 48091, Israel
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Material information required to complete the Form 20-F is not yet available.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Amira Paz	972-3	915-7060
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RADVIEW SOFTWARE LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2008

By: /s/ Rami Goraly —————————————— Rami Goraly Chief Executive Officer

The internal review necessary to complete registrant’s Form 20-F is not yet finished. All 2007 numbers below are approximate.

Revenues

Total Revenues. Total revenues were $4.28 million in 2006 and $3.12 million in 2007. Total revenues decreased by $1.16 million, or 27.5% due to a $532,000 decrease in product revenues and a $631,000 decrease in services revenues.

Software License. Software license revenues consist primarily of revenues from the license of our software products to end-users, resellers, and technology partners. Software license revenues were $1.757 million in 2006 and $1.225 million in 2007. Software license revenues decreased by $532,000, or 30%, due to a decrease in sales.

Services. Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $2.5 million in 2006 and $1.9 in 2007.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists principally of direct product costs, such as product media and packaging, as well as royalties due to third parties. Cost of software licenses was $80,000, or 4.6% of software license revenue in 2006 compared to $26,000, or 0.8% of software license revenue in 2007. The reduction in the cost of software licenses resulted from lower third-party royalty payments attributable to decreased revenues from royalty-bearing products in 2007.

Cost of Services. Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services $133,000, or 5.2% of service revenues in 2006 compared to $66,000, or 2 % of service revenues in 2007. This decrease was due to lower personnel costs for support and maintenance services resulting from reductions in personnel and salary-related costs in in 2007.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion. Sales and marketing expenses were $2.5 million, or 57.8% of total revenues in 2006 compared to $2.7 million, or 86% of total revenues in 2007. The increase in sales and marketing costs relate primarily to the launch of the open source product and the marketing activities related to this launch. We expect that our sales and marketing expenses will not increase over the next year.

Research and Development. Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products. Research and development expenses were $1.5 million, or 35.3% of total revenues in 2006 compared to $1.9 million, or 60.6% of total revenues in 2007. This increase resulted primarily from the resources allocated to the open source product. We expect that our research and development expenses will decrease in 2008 as a result of reduction in personnel and due to reduced resources for the open source product.

General and Administrative. General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company. General and administrative expenses were $1.7 million, or 39% of total revenues in 2006 compared to $1.7 million, or 54.6% of total revenues in 2007. We expect that our general and administrative expenses will decrease in 2008 due to a reduction in personnel.

Financial Income (Expense), Net. Interest expense, net was $354,000 in 2007 resulting primarily from interest expense arising from discount amortization and interest of convertible loan received from a related party. We expect that our interest expense, net may increase in 2008 as a result of interest and discount amortization of convertible loan and warrants costs in connection with financings that occurred during 2007.

As a result of the foregoing, the registrant estimates that it will have a net loss of $4.5 million in fiscal 2007 as compared to a net loss of $2.7 million in fiscal 2006.